Exhibit 99.2

SCOPUS TO SEND LETTER TO SHAREHOLDERS

– Provides Additional Details Regarding the Special Meeting –

TEL – AVIV, May 9, 2008 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced that it will be mailing the following letter to shareholders in connection with the Company’s June 16, 2008 Special Meeting of Shareholders. The letter provides additional details regarding the Special Meeting.

The full text of the letter follows:

Dear Shareholder:

        You are cordially invited to attend the Special Meeting of Shareholders of Scopus Video Networks Ltd. (“we,” the “Company” or “Scopus”) to be held at our offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on Monday, June 16, 2008, at 4:00 p.m., local time, and thereafter as it may be adjourned from time to time (the “Meeting”).

        The Meeting is of particular importance. As you may know, on April 18, 2008, Optibase Ltd. (“Optibase”), a 37% shareholder of the Company, demanded that we convene, within 21 days, a shareholder meeting to (1) approve a resolution that will declassify our Board of Directors and (2) elect a slate of directors proposed by Optibase, such that, following adoption of these resolutions, our Board of Directors will be comprised by a majority of Optibase’s nominees. This demand came shortly after the negotiations between Scopus and Optibase regarding a possible business combination were suspended. See under “Important Background” below.

        Your Board is willing to recognize the views of some investors, including Optibase for that matter, who believe that a classified board structure may reduce the accountability of directors to shareholders because the directors on such a board do not face an annual election. However, in light of the recent negotiations between the parties, your Board is concerned by the timing of Optibase’s proposals and their motives.

        In light of the foregoing, your Board proposes an alternative resolution (Proposal #1 on your proxy card), whereby the Board will be declassified, but such declassification will become effective as of the next annual meeting of shareholders, which is scheduled to take place by January 2009 at the latest. Adopting this proposal will allow your Board, which is currently comprised by directors who are not affiliated with Optibase, time to consider strategic alternatives, including, if desirable, resuming negotiations of an arms-length transaction with Optibase. The Board therefore recommends a vote “FOR” Proposal #1.

        Your Board’s unanimous view is that our proposal (Proposal #1), better serves the interests of all of our shareholders. Optibase’s proposals (Proposals #2 and #3) are adequately addressed by Proposal #1 and are likely to interfere with the ability of your Board to consider strategic alternatives, including to negotiate an arms-length transaction with Optibase. The Board therefore recommends a vote “AGAINST” Proposals #2 and #3.

Important Background

        Commencing September 2007, we and Optibase held preliminary discussions regarding a possible negotiated business transaction. During such discussions, we explored a few alternatives, including a full merger of Scopus and Optibase. Beginning January 2008, we engaged in preliminary negotiations with Optibase regarding a possible acquisition by Scopus of Optibase’s operations through an asset purchase transaction.

        During February and March 2008, these negotiations evolved and led to an extensive due diligence and the exchange of draft transaction documents, whereby we were considering to acquire Optibase’s operations in consideration for ordinary shares of Scopus. The proposed transaction entailed, among others, a termination of the current classified structure of the Board and appointment of representatives of Optibase to our Board. However, in early April 2008, the negotiations strained, when, in our view, Optibase was attempting to renegotiate some of the key terms of the transaction, primarily the proposed consideration. We thereafter made a good faith attempt to propose a viable solution, which was communicated to Optibase on April 14, 2008. Optibase responded by sending us its proposed shareholder resolutions on Friday, April 18th, effectively “suspending” (using Optibase’s own words) the negotiations.

During the discussions and negotiations with Optibase, your Board held numerous meetings to carefully evaluate the transaction and ensure that the interests of all shareholders are protected. While we believe that a fair transaction with Optibase could be achieved, Optibase has chosen to use its position as a principal shareholder of the Company to attempt to replace your Board. This, in our mind, will allow Optibase to impose a transaction which, in your Board’s view, would have provided disproportionate benefits to Optibase to the detriment of our other shareholders. In other words, we believe that Optibase’s interest is not aligned with those of our other shareholders.

        For additional information, you are encouraged to read the description under the section entitled “Introduction – Important Background” in the Proxy Statement.

Our Proposal (Proposal #1 in the Proxy Card)

        As described above, your Board is concerned by the timing of Optibase’s proposals and their motives. To that end, your Board proposes to adopt a proposal to declassify the Board, but only effective as of the next annual meeting of shareholders. Adopting this proposal will allow your Board, which is currently comprised by directors who are not affiliated with Optibase, time to consider strategic alternatives, including resuming negotiations of an arms-length transaction with Optibase. The Board therefore recommends a vote “FOR” Proposal #1.

Optibase Proposals (Proposals #2 and #3 in the Proxy Card)

        In its letter of April 18, 2008, Optibase proposed to (1) amend our Articles of Association in a manner that will essentially repeal the current classified structure of our Board and (2) subject to approval of the foregoing resolution, elect Shlomo (Tom) Wyler, Alex Hilman, Yaron Simler, Orit Leitman and Tali Yaron-Eldar to our Board.

        In such letter, Optibase states that it believes “that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors. We believe that Scopus’ financial performance is linked to its corporate governance policies and procedures, and the level of management accountability they impose.”

        With the assistance of its independent legal advisors, your Board has given Optibase’s proposals and arguments significant consideration. While we believe these are all fair, yet routine, arguments (that we believe are adequately addressed by our Proposal #1), we cannot help but wonder on the timing of such proposals and their motives in light of the recent developments described above.

        While Optibase states that our financial performance is linked to our corporate governance policies and procedures, it does not attempt to share with you (or us for that matter) its insight of how it intends to improve financial performance or enhance shareholder value. Actually, we believe we had a positive start to 2008, as demonstrated by our operating results for the first quarter in 2008, including reaching a first quarter record of $16.4 million in revenues and continued improvement in other business fundamentals.

        As far as we know, proposals to declassify the board and/or present a proponent’s nominees, tend to come with some proposed agenda or suggestions in this respect. All that we could find in this respect (in the Schedule 13D that Optibase filed with the SEC on April 18th), is that Optibase “reserves the right to continue discussions with the Issuer’s board of directors, management and/or representatives with respect to a possible negotiated business transaction.” If this is indeed the “plan,” we defer to you, our shareholders, to determine what type of Board is more well-equipped to continue such discussions.

        Moreover, if Optibase desires to allow all shareholders to register their views on the identity of the directors serving on the Board on an annual basis, it should have allowed all shareholders ample time to suggest their own candidates to the Board. By suggesting its own slate of directors at the same meeting designed to restructure the manner in which directors have been elected since we first went public in 2005, Optibase, in our view, hinders the ability of other shareholders to exercise their rights to share in the election process and, consequently, undermines the legitimacy of Optibase’s own arguments.

        Retaining the classified board structure for a limited time, as proposed by us in Proposal #1, would protect the Boards’ independence and improve the Board’s ability to consider strategic alternatives and allow the Board an opportunity to achieve a result which maximizes shareholder value. The Board therefore recommends a vote “AGAINST” Proposals #2 and #3.

How to Vote

        We encourage you to read carefully the proxy statement, which discusses in detail the various matters to be voted upon at the Special Meeting. Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than 48 hours before the Meeting. No postage will be required if mailed in the United States.

        As evident by our own Proposal #1, this is not a fight for keeping the classified board structure. It is a contest for allowing us to execute our strategic business plan and provide the Board an opportunity to achieve a result which maximizes shareholder value. The Board urges you to send Optibase a message by voting for Proposal #1 (and against Proposals #2 and #3).

        We appreciate your continuing interest in Scopus Video Networks Ltd.

Very truly yours, David Mahlab Chairman of the Board of Directors

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

FORWARD-LOOKING STATEMENTS

This press release and the letter quoted herein may include “forward-looking statements” that are not purely historical regarding our intentions, hopes, beliefs, expectations and strategies for the future. Forward-looking statements that are based on various assumptions may be identified by the use of forward-looking terminology, such as “may,” “expects,” “intends,” “believes,” “view” and similar words and phrases. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including those set forth in our annual report on Form 20-F. Except as required by law, Scopus does not undertake any obligation to update forward-looking statements made herein.

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info_us@scopus.net www.scopus.net